EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CORPORATION

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2013	2012 (a)	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(b)	$3,787	$2,291	$2,297	$2,097	$1,770
Fixed charges	1,886	1,510	1,057	1,045	892
Distributed income of equity investees	109	151	149	111	82
Deduct:
Preferred dividend requirements of subsidiaries	―	3	―	―	―
Interest capitalized	214	177	166	168	102
Total earnings	$5,568	$3,772	$3,337	$3,085	$2,642

Fixed charges:
Interest on debt, including capitalized portions	$1,760	$1,420	$1,026	$1,008	$853
Estimate of interest within rental expense	126	87	31	37	39
Preferred dividend requirements	―	3	―	―	―
Total fixed charges	$1,886	$1,510	$1,057	$1,045	$892
Ratio of earnings to fixed charges	3.0	2.5	3.2	3.0	3.0
Ratio of earnings to fixed charges and preferred dividends combined(c)	3.0	2.5	3.2	3.0	3.0

(a)	Includes the results of Progress Energy, Inc. beginning on July 2, 2012.
(b)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(c)	For all periods presented, Duke Energy Corporation had no preferred stock outstanding.